Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-260359
Supplementing the Preliminary Prospectus
Supplement, dated July 8, 2024, and
the Base Prospectus, dated October 19, 2021

PRICING SUPPLEMENT
Dated July 8, 2024

AerCap Ireland Capital Designated Activity Company
AerCap Global Aviation Trust

$750,000,000 Fixed-Rate Reset Junior Subordinated Notes due 2055

Guaranteed by:
AerCap Holdings N.V.

Pricing supplement, dated July 8, 2024 (this “Pricing Supplement”), to the Preliminary Prospectus Supplement, dated July 8, 2024 (the “Preliminary Prospectus Supplement”), and the related Base Prospectus, dated October 19, 2021 (the “Base Prospectus” and, together with the Preliminary Prospectus Supplement, including the documents incorporated by reference in the Preliminary Prospectus Supplement and the Base Prospectus, the “Prospectus”), of AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust.

This Pricing Supplement relates only to the securities described below and should only be read together with the Prospectus. This Pricing Supplement is qualified in its entirety by reference to the Prospectus. The information in this Pricing Supplement supplements the Prospectus and supersedes the information in the Prospectus to the extent inconsistent with the information in the Prospectus.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

Issuers:	AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust

Notes Offered:	Fixed-Rate Reset Junior Subordinated Notes due 2055 (the “Notes”)

Ratings[1]:	Baa2 / BBB- / BB+ (Moody’s / S&P / Fitch)

Distribution:	SEC Registered

Trade Date:	July 8, 2024

Settlement Date:	July 11, 2024 (T+3)

We expect that delivery of the Notes will be made to investors on or about July 11, 2024, which will be the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the first business day before the date of delivery should consult their advisors.

Principal Amount:	$750,000,000

Maturity Date:	March 10, 2055

Interest Rate:
(i) From and including the original issuance date to, but excluding, March 10, 2030 (the “First Reset Date”) at the rate per annum of 6.950% and (ii) from and including the First Reset Date, during each Reset Period, at a rate per annum equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.720%, to be reset on each Reset Date.

Optional Deferral of Interest:
The Issuers may, at their option and on one or more occasions, defer payment of all or part of the current and accrued interest otherwise due on the Notes for a period of up to 20 consecutive semi-annual Interest Payment Periods. During any Optional Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes.

1 These ratings have been provided by Moody’s, S&P and Fitch. A securities rating is not a recommendation to buy, sell or hold securities, may be subject to revision or withdrawal at any time and each rating should be evaluated independently of any other rating.

Restrictions During Optional Deferral Period:
During an Optional Deferral Period, the Issuers and the guarantors will not (i) declare or pay any distribution, dividend or comparable payment in respect of any parity indebtedness or junior claims or (ii) repurchase or redeem any parity indebtedness or junior claims, in each case subject to certain limited exceptions.

Issue Price to Public:	100% of the principal amount

Interest Payment Dates:	March 10 and September 10, beginning on March 10, 2025 (subject to the Issuers’ right to defer interest payments as described under “Optional Deferral of Interest”)

Optional Redemption:
In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date.

Right to Redeem at Rating Agency Event:
In whole, but not in part, at 102% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after a Rating Agency Event.

Right to Redeem at Tax Event:
If, (i) as a result of any change in the law of Ireland or certain other relevant taxing jurisdictions, the Issuers become obligated to pay any additional amounts with respect to the Notes or (ii) as a result of any change in law or certain threatened challenges, there is more than an insubstantial risk that (a) the Notes are not, or will not be, debt for U.S. tax purposes or (b) that the interest payable on the Notes is not, or will not be, deductible for Irish tax purposes, the Issuers may redeem the Notes at their option, at any time in whole but not in part, at a price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date and additional amounts, if any.

CUSIP / ISIN:	00774MBK0 / US00774MBK09

Denominations:	$150,000 and integral multiples of $1,000 in excess thereof

Underwriters:
Joint Book-Running Managers:

J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Goldman Sachs & Co. LLC
Santander US Capital Markets LLC

Joint Lead Managers:

BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
NatWest Markets Securities Inc.
Truist Securities, Inc.

THIS INFORMATION DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE SECURITIES OR THIS OFFERING. PLEASE REFER TO THE PROSPECTUS FOR A COMPLETE DESCRIPTION.

THE ISSUERS HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THIS OFFERING. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS FOR THIS OFFERING IN THAT REGISTRATION STATEMENT, AND OTHER DOCUMENTS THE ISSUERS HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUERS AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING THE SEC ONLINE DATABASE (EDGAR®) AT WWW.SEC.GOV. ALTERNATIVELY, YOU MAY OBTAIN A COPY OF THE PROSPECTUS BY CALLING J.P. MORGAN SECURITIES LLC COLLECT AT 1-212-834-4533, MIZUHO SECURITIES USA LLC TOLL-FREE AT 1-866-271-7403, GOLDMAN SACHS & CO. LLC TOLL-FREE AT 1-866-471-2526 OR SANTANDER US CAPITAL MARKETS LLC TOLL-FREE AT 1-855-403-3636.

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

THIS COMMUNICATION IS NOT INTENDED TO BE A CONFIRMATION AS REQUIRED UNDER RULE 10b-10 OF THE SECURITIES EXCHANGE ACT OF 1934. A FORMAL CONFIRMATION WILL BE DELIVERED TO YOU SEPARATELY.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER SYSTEM.